

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Daemon P. Repp
Director of Finance
Pope Resources , A Delaware Limited Partnership
11950 Seventh Ave NE
Suite 200
Poulsbo, WA 98370

**Re: Pope Resources , A Delaware Limited Partnership
Form 10-K for the Year Ended December 31, 2017
Filed March 2, 2018
File No. 001-09035**

Dear Mr. Repp:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure